UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2023 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2024

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone: +81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled) :	June 26, 2024	Commencement of Dividend Payment (scheduled): June 6, 2024
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):	June 19, 2024	Trading Accounts: Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2023 (for the fiscal year ended March 31, 2024)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2023	8,744,458	51.3	914,047	15.7	678,993	22.2
Fiscal 2022	5,778,772	45.8	789,606	41.0	555,527	4.7

Note:	Comprehensive Income: Fiscal 2023: ¥1,345,039 million, 384.4%; Fiscal 2022: ¥277,666 million, 489.2%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2023	267.88	267.88	7.0	0.3	10.4
Fiscal 2022	219.20	219.19	6.1	0.3	13.6

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2023: ¥26,221 million; Fiscal 2022: ¥11,889 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2023	278,672,151	10,312,135	3.6	4,037.28
Fiscal 2022	254,258,203	9,208,463	3.5	3,603.98

Reference:	Own Capital: As of March 31, 2024: ¥ 10,232,538 million; As of March 31, 2023: ¥ 9,133,294 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2023	1,884,978	1,982,207	(230,990)	71,165,815
Fiscal 2022	8,867,246	6,605,667	(611,143)	65,825,681

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2022	—	42.50	—	42.50	85.00	215,772	38.7	2.3
Fiscal 2023	—	50.00	—	55.00	105.00	266,529	39.1	2.7
Fiscal 2024 (estimate)	—	57.50	—	57.50	115.00		38.9

3. Consolidated Earnings Estimates for Fiscal 2024 (for the fiscal year ending March 31, 2025)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2024	—	—	—
Fiscal 2024	750,000	10.4	295.79

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock (excluding treasury stock and others) as of March 31, 2024.

Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

  i .  Changes in accounting policies due to revisions of accounting standards: Yes

  ii. Changes in accounting policies other than i above: No

  iii. Changes in accounting estimates: No

  iv. Restatements: No

  Note: For more information, please refer to “Changes in Accounting Policies” on page 1 – 14 of the attachment.

(3) Issued Shares of Common Stock

i . Year-end issued shares (including treasury stock):	As of March 31, 2024	2,539,249,894 shares	As of March 31, 2023	2,539,249,894 shares
ii . Year-end treasury stock:	As of March 31, 2024	4,739,805 shares	As of March 31, 2023	5,027,306 shares
iii. Average number of outstanding shares:	Fiscal 2023	2,534,673,803 shares	Fiscal 2022	2,534,340,257 shares

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 27, 2023, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2023 and Dividend Estimates for Fiscal 2024	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Changes in Accounting Policies)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Monday, May 20, 2024. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2024, although the impact of steep inflation and consequent monetary tightening materialized in Europe and the United States, the U.S. economy remained strong, reflecting sustained steady consumer spending supported by a subsequent slowdown in inflation and a favorable income environment. Meanwhile, consumption and corporate activities stagnated in Europe. In China, the economy lacked momentum, as the prolonged adjustment of the real estate market depressed the economy.

In the United States, the economy continued to grow steadily, mainly in terms of consumption, even under steep inflation and sudden monetary tightening by the Federal Reserve Board (FRB) in response thereto. On the other hand, inflation has slowed steadily as a result of the easing of labor and supply shortages due to companies’ increased production capacity, which was enabled by increased investment, and increased labor force participation. Based on these circumstances, the FRB has left the policy interest rate unchanged since the rate hike at the meeting of the Federal Open Market Committee (FOMC) held in July 2023. However, since there are concerns that the rise in crude oil prices and other factors will extend to commodity prices, the FRB will determine future policies carefully while keeping an eye on the inflation and economic conditions.

In Europe, the economy slowed down while continuing to exhibit low growth. Consumer spending was stagnant and the impact of monetary tightening has exerted downward pressure on companies’ investment demand. In addition, inflation slowed as a result of a pause in the passing of rising energy costs onto consumers and the deteriorating economy. Since July 2022, the European Central Bank (ECB) has rapidly raised its policy interest rate; however, the ECB has left such rate unchanged since its October 2023 meeting in response to the slowdown in inflation. Nevertheless, the tightening of labor market conditions continues and the risk of a resurgence in wages and price inflation remains.

In Asia, the economy is lacking momentum. In China, although infrastructure related investment supported the economy, prolonged adjustment in the real estate market and weak consumer spending resulted in an economy that lacked momentum. In addition, considering China’s ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to issues such as trade and national security. In emerging economies, economic slowdown is coming to a halt in light of the improved market conditions for semiconductors. However, due to factors such as the slowdown of the global economy and the impact of monetary tightening, the economy has not yet fully recovered.

In Japan, economic recovery has been stagnant due to sluggish consumer spending resulting from price increases, and sluggish production activities of manufacturers due to slowdown of overseas economies. Going forward, however, the economy is expected to head toward gradual recovery with the support of investment demands that respond to changes in the economic structure, such as decarbonization-related investment. In addition to such circumstances, and in light of wage increases implemented by companies, the Bank of Japan decided to abolish yield curve control and to end negative interest rates. It is expected that the Bank of Japan will continue to determine its monetary policy by assessing developments concerning wages and prices and trends of the economy going forward.

The prospects for the growth of the global economy are expected to remain gradual, reflecting the impact of monetary tightening in Europe and the United States and the slowdown of growth in China. On the other hand, depending on the circumstances, such as sudden economic deterioration and disruption of the financial system resulting from acceleration of inflation due to a spiral of increasing wages resulting from a tighter labor market and price increases, and further monetary tightening, particularly in Europe and the United States, increasing tensions with respect to the situations in the Ukraine and the Middle East, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,703.3 billion for fiscal 2023, increasing by ¥424.8 billion from the previous fiscal year mainly due to the strong performance in both Customer Groups and Markets as a result of growth in interest, solutions and IB-related income alongside market tailwinds.

General and Administrative Expenses increased by ¥218.6 billion on a year-on-year basis to ¥1,663.9 billion mainly due to the resource deployment to growth areas and governance-related costs, as well as external factors such as Yen depreciation and inflation.

1-2

Mizuho Financial Group, Inc.

As a result, Consolidated Net Business Profits increased by ¥231.5 billion on a year-on-year basis to ¥1,036.8 billion. Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others, which consists of Consolidated Net Business Profits, Net Gains (Losses) related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net Gains (Losses) related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd., increased by ¥198.6 billion on a year-on-year basis to ¥1,005.8 billion.

Credit-related Costs increased by ¥17.0 billion on a year-on-year basis to ¥106.3 billion mainly due to the expenses incurred both domestically and overseas, offset in part by the reversal of forward-looking reserves in light of the improved future outlook for the business environment in certain industries.

Net Gains (Losses) related to Stocks decreased by ¥62.8 billion on a year-on-year basis to net gains of ¥23.6 billion mainly due to the negative impact from the cancellation of bear funds intended on fixing unrealized gain on stocks, offset in part by the steady progress in the sale of cross-holding stocks.

As a result, Ordinary Profits increased by ¥124.4 billion on a year-on-year basis to ¥914.0 billion.

Extraordinary Gains (Losses) increased by ¥51.6 billion on a year-on-year basis to net gains of ¥40.9 billion mainly due to the elimination of the impact of losses on impairment of fixed assets in the previous fiscal year.

Tax-related Expenses increased by ¥52.9 billion on a year-on-year basis to ¥271.7 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2023 increased by ¥123.4 billion on a year-on-year basis to ¥678.9 billion.

As for earnings estimates for fiscal 2024, we estimate Ordinary Profits of ¥1,050.0 billion and Profit Attributable to Owners of Parent of ¥750.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates.

(2) Overview of Financial Conditions

Consolidated Total Assets as of March 31, 2024 amounted to ¥278,672.1 billion, increasing by ¥24,413.9 billion from the end of the previous fiscal year mainly due to an increase in Receivables under Resale Agreements.

Securities amounted to ¥38,245.4 billion, increasing by ¥882.2 billion from the end of the previous fiscal year. Loans and Bills Discounted amounted to ¥92,778.7 billion, increasing by ¥4,091.6 billion from the end of the previous fiscal year. Deposits and Negotiable Certificates of Deposit amounted to ¥171,445.2 billion, increasing by ¥7,157.8 billion from the end of the previous fiscal year.

Net Assets amounted to ¥10,312.1 billion, increasing by ¥1,103.6 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥8,915.9 billion, Accumulated Other Comprehensive Income was ¥1,316.5 billion, and Non-controlling Interests was ¥79.5 billion.

Net Cash Provided by Operating Activities was ¥1,884.9 billion mainly due to increased Call Money. Net Cash Provided in Investing Activities was ¥1,982.2 billion mainly due to purchase, sale and redemption of securities, and Net Cash Used in Financing Activities was ¥230.9 billion mainly due to the redemption of subordinated bonds.

As a result, Cash and Cash Equivalents as of March 31, 2024 was ¥71,165.8 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2023 and Dividend Estimates for Fiscal 2024

Based on our capital management policy of pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, we maintain our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks. In addition, as for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

Based on this policy, at the meeting of the Board of Directors held today, we have decided to issue ¥55.0 of year-end cash dividends on common stock for Fiscal 2023 (annual cash dividends of ¥105.0 including interim dividends of ¥50.0), an increase of ¥5.0 from the most recent Dividend Estimate, based on the fact that Profit Attributable to Owners of Parent for Fiscal 2023 was ¥678.9 billion.

Consolidated Common Equity Tier 1 capital ratio (Basel III finalization basis, excluding Net Unrealized Gains (Losses) on Other Securities) was 9.8%, thus again fulfilling the lower end of the 9-10% range that we consider as the necessary level.

1-3

Year-end cash dividends on Common Stock	¥55.0 per share	(Increase of ¥5.0 from the most recent Dividend Estimate)
Annual cash dividends incl. interim dividends	¥105.0 per share	(Increase of ¥5.0 from the most recent Dividend Estimate)

Meanwhile, in accordance with the Articles of Incorporation, we may decide to issue dividends by resolution of the Board of Directors unless otherwise stipulated by laws and regulations.

As for the dividend estimates of common stock for Fiscal 2024, we predict ¥115.0 per share of common stock, which is an increase of ¥10.0 from Fiscal 2023. We intend to continue payments of cash dividends at the interim period to return profits to our shareholders in a timely manner.

(Dividend Estimates for Fiscal 2024)
Common Stock	Cash Dividends per Share	¥115.0	(Increase of ¥10.0 from Fiscal 2023)
	of which Interim and Year-end Dividends	¥57.5	each

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and overseas and/or the development of IFRS.

1-4

Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2023	As of March 31, 2024
Assets
Cash and Due from Banks	¥67,152,100	¥72,968,900
Call Loans and Bills Purchased	1,386,895	1,259,964
Receivables under Resale Agreements	11,693,419	20,533,096
Guarantee Deposits Paid under Securities Borrowing Transactions	1,897,429	2,357,463
Other Debt Purchased	3,836,735	4,174,891
Trading Assets	17,404,494	21,381,444
Money Held in Trust	514,607	583,647
Securities	37,363,140	38,245,422
Loans and Bills Discounted	88,687,155	92,778,781
Foreign Exchange Assets	2,408,587	2,259,701
Derivatives other than for Trading Assets	2,184,875	2,606,667
Other Assets	8,689,547	7,364,363
Tangible Fixed Assets	1,105,851	1,139,470
Buildings	325,241	330,325
Land	618,787	613,649
Lease Assets	6,333	16,423
Construction in Progress	43,679	47,074
Other Tangible Fixed Assets	111,808	131,997
Intangible Fixed Assets	572,719	725,142
Software	375,322	383,863
Goodwill	49,613	116,417
Lease Assets	2,098	4,421
Other Intangible Fixed Assets	145,685	220,440
Net Defined Benefit Asset	859,271	847,116
Deferred Tax Assets	316,168	135,428
Customers’ Liabilities for Acceptances and Guarantees	8,905,643	10,098,502
Reserves for Possible Losses on Loans	(720,437)	(787,848)
Reserve for Possible Losses on Investments	(1)	(4)

Total Assets	¥254,258,203	¥278,672,151

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2023	As of March 31, 2024
Liabilities
Deposits	¥150,498,976	¥159,854,668
Negotiable Certificates of Deposit	13,788,347	11,590,532
Call Money and Bills Sold	1,814,873	1,660,682
Payables under Repurchase Agreements	25,735,560	38,103,216
Guarantee Deposits Received under Securities Lending Transactions	757,842	1,306,422
Commercial Paper	1,782,111	1,165,988
Trading Liabilities	12,698,007	13,836,028
Borrowed Money	4,155,480	5,449,852
Foreign Exchange Liabilities	671,552	900,034
Short-term Bonds	477,141	565,736
Bonds and Notes	11,371,189	11,999,712
Due to Trust Accounts	1,534,097	983,877
Derivatives other than for Trading Liabilities	2,749,138	3,818,518
Other Liabilities	7,777,025	6,618,151
Reserve for Bonus Payments	126,694	185,977
Reserve for Variable Compensation	2,381	2,527
Net Defined Benefit Liability	68,429	67,151
Reserve for Director and Corporate Auditor Retirement Benefits	539	541
Reserve for Possible Losses on Sales of Loans	15,049	8,645
Reserve for Contingencies	13,706	19,321
Reserve for Reimbursement of Deposits	13,695	10,378
Reserve for Reimbursement of Debentures	7,798	25,125
Reserves under Special Laws	3,352	3,781
Deferred Tax Liabilities	22,391	27,058
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	57,583
Acceptances and Guarantees	8,905,643	10,098,502

Total Liabilities	¥245,049,740	¥268,360,016

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,267	1,129,730
Retained Earnings	5,093,911	5,538,891
Treasury Stock	(8,786)	(9,402)

Total Shareholders’ Equity	8,471,160	8,915,987

Net Unrealized Gains (Losses) on Other Securities	564,495	929,815
Deferred Gains (Losses) on Hedges	(358,102)	(298,280)
Revaluation Reserve for Land	129,321	126,879
Foreign Currency Translation Adjustments	144,093	344,250
Remeasurements of Defined Benefit Plans	182,306	214,337
Own Credit Risk Adjustments, Net of Tax	19	(452)

Total Accumulated Other Comprehensive Income	662,133	1,316,550

Stock Acquisition Rights	5	5
Non-controlling Interests	75,163	79,591

Total Net Assets	9,208,463	10,312,135

Total Liabilities and Net Assets	¥254,258,203	¥278,672,151

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Ordinary Income	¥5,778,772	¥8,744,458
Interest Income	3,178,214	5,772,536
Interest on Loans and Bills Discounted	1,750,984	2,787,517
Interest and Dividends on Securities	392,104	674,386
Interest on Call Loans and Bills Purchased	13,898	33,521
Interest on Receivables under Resale Agreements	281,313	721,327
Interest on Securities Borrowing Transactions	22,411	44,916
Interest on Due from Banks	498,504	1,060,345
Other Interest Income	218,996	450,521
Fiduciary Income	58,958	61,487
Fee and Commission Income	915,534	1,060,235
Trading Income	992,631	1,090,397
Other Operating Income	452,853	360,724
Other Ordinary Income	180,579	399,078
Recovery of Written-off Claims	7,730	5,511
Other	172,848	393,566
Ordinary Expenses	4,989,165	7,830,410
Interest Expenses	2,217,636	4,884,924
Interest on Deposits	840,042	1,738,287
Interest on Negotiable Certificates of Deposit	209,222	520,886
Interest on Call Money and Bills Sold	17,140	22,927
Interest on Payables under Repurchase Agreements	651,987	1,754,457
Interest on Securities Lending Transactions	8,734	27,635
Interest on Commercial Paper	51,776	83,741
Interest on Borrowed Money	34,377	66,293
Interest on Short-term Bonds	71	112
Interest on Bonds and Notes	238,031	315,392
Other Interest Expenses	166,251	355,187
Fee and Commission Expenses	163,841	203,627
Trading Expenses	657,923	363,813
Other Operating Expenses	280,386	189,710
General and Administrative Expenses	1,445,283	1,663,951
Other Ordinary Expenses	224,095	524,383
Provision for Reserves for Possible Losses on Loans	65,698	78,672
Other	158,396	445,710

Ordinary Profits	¥789,606	¥914,047

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Extraordinary Gains	¥50,888	¥58,684
Gains on Disposition of Fixed Assets	3,260	5,946
Gains on Cancellation of Employee Retirement Benefit Trust	47,627	52,738
Extraordinary Losses	61,530	17,697
Losses on Disposition of Fixed Assets	7,462	9,304
Losses on Impairment of Fixed Assets	51,545	7,963
Losses on Sales of Shares of Affiliates	2,301	—
Other Extraordinary Losses	220	429

Income before Income Taxes	778,964	955,035

Income Taxes:
Current	180,716	279,674
Refund of Income Taxes	(9,911)	(3,480)
Deferred	48,029	(4,459)

Total Income Taxes	218,834	271,735

Profit	560,130	683,299

Profit Attributable to Non-controlling Interests	4,602	4,305

Profit Attributable to Owners of Parent	¥555,527	¥678,993

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Profit	¥560,130	¥683,299
Other Comprehensive Income (Loss)	(282,463)	661,740
Net Unrealized Gains (Losses) on Other Securities	(157,244)	367,374
Deferred Gains (Losses) on Hedges	(281,515)	60,598
Foreign Currency Translation Adjustments	127,170	190,357
Remeasurements of Defined Benefit Plans	13,298	28,852
Own Credit Risk Adjustments, Net of Tax	42	(471)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	15,783	15,030

Comprehensive Income	277,666	1,345,039

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	273,298	1,335,852
Comprehensive Income Attributable to Non-controlling Interests	4,368	9,187

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2023

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period
Cash Dividends			(209,432)		(209,432)
Profit Attributable to Owners of Parent			555,527		555,527
Repurchase of Treasury Stock				(2,314)	(2,314)
Disposition of Treasury Stock		(255)		1,870	1,615
Transfer from Revaluation Reserve for Land			2,834		2,834
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		4,064			4,064
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others			(11,319)		(11,319)
Transfer from Retained Earnings to Capital Surplus		134	(134)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	3,943	337,475	(443)	340,975

Balance as of the end of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period
Cash Dividends										(209,432)
Profit Attributable to Owners of Parent										555,527
Repurchase of Treasury Stock										(2,314)
Disposition of Treasury Stock										1,615
Transfer from Revaluation Reserve for Land										2,834
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										4,064
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others										(11,319)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(155,326)	(281,345)	(2,834)	141,746	12,654	42	(285,063)	(88)	(48,392)	(333,544)

Total Changes during the period	(155,326)	(281,345)	(2,834)	141,746	12,654	42	(285,063)	(88)	(48,392)	7,431

Balance as of the end of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2024

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			(1,883)		(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period
Cash Dividends			(234,802)		(234,802)
Profit Attributable to Owners of Parent			678,993		678,993
Repurchase of Treasury Stock				(3,383)	(3,383)
Disposition of Treasury Stock		0		2,766	2,767
Transfer from Revaluation Reserve for Land			2,441		2,441
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		462			462
Change in Retained Earnings by Decreasing of Equity Method Affiliates and Others			231		231
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	463	446,864	(616)	446,710

Balance as of the end of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period
Cash Dividends										(234,802)
Profit Attributable to Owners of Parent										678,993
Repurchase of Treasury Stock										(3,383)
Disposition of Treasury Stock										2,767
Transfer from Revaluation Reserve for Land										2,441
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										462
Change in Retained Earnings by Decreasing of Equity Method Affiliates and Others										231
Net Changes in Items other than Shareholders’ Equity	365,319	59,822	(2,441)	200,157	32,031	(471)	654,417	—	4,428	658,845

Total Changes during the period	365,319	59,822	(2,441)	200,157	32,031	(471)	654,417	—	4,428	1,105,555

Balance as of the end of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Cash Flow from Operating Activities
Income before Income Taxes	¥778,964	¥955,035
Depreciation	163,166	173,173
Losses on Impairment of Fixed Assets	51,545	7,963
Amortization of Goodwill	3,771	5,020
Equity in Loss (Gain) from Investments in Affiliates	(11,889)	(26,221)
Increase (Decrease) in Reserves for Possible Losses on Loans	(71,488)	42,729
Increase (Decrease) in Reserve for Possible Losses on Investments	(106)	3
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	13,740	(6,403)
Increase (Decrease) in Reserve for Contingencies	6,115	3,157
Increase (Decrease) in Reserve for Bonus Payments	1,746	49,304
Increase (Decrease) in Reserve for Variable Compensation	102	145
Decrease (Increase) in Net Defined Benefit Asset	69,067	102,323
Increase (Decrease) in Net Defined Benefit Liability	(4,506)	(1,638)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(17)	2
Increase (Decrease) in Reserve for Reimbursement of Deposits	(3,924)	(3,316)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(2,706)	17,327
Interest Income—accrual basis	(3,178,214)	(5,772,536)
Interest Expenses—accrual basis	2,217,636	4,884,924
Losses (Gains) on Securities	50,633	(24,038)
Losses (Gains) on Money Held in Trust	22	5
Foreign Exchange Losses (Gains)—net	(662,938)	(1,061,035)
Losses (Gains) on Disposition of Fixed Assets	4,202	3,358
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(47,627)	(52,738)
Decrease (Increase) in Trading Assets	(3,869,757)	(2,604,912)
Increase (Decrease) in Trading Liabilities	2,855,475	176,157
Decrease (Increase) in Derivatives other than for Trading Assets	118,439	(341,491)
Increase (Decrease) in Derivatives other than for Trading Liabilities	(46,028)	997,746
Decrease (Increase) in Loans and Bills Discounted	(2,092,530)	(96,019)
Increase (Decrease) in Deposits	10,000,741	5,381,997
Increase (Decrease) in Negotiable Certificates of Deposit	(3,395,330)	(3,198,510)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(2,436,997)	1,278,447
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(44,557)	(324,286)
Decrease (Increase) in Call Loans, etc.	1,029,697	(7,704,413)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	442,660	(460,034)
Increase (Decrease) in Call Money, etc.	4,808,324	9,511,807
Increase (Decrease) in Commercial Paper	(155,216)	(854,467)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(414,405)	548,579
Decrease (Increase) in Foreign Exchange Assets	357,779	379,335
Increase (Decrease) in Foreign Exchange Liabilities	(837,977)	223,630
Increase (Decrease) in Short-term Bonds (Liabilities)	(60,026)	88,594
Increase (Decrease) in Bonds and Notes	887,829	441,113
Increase (Decrease) in Due to Trust Accounts	366,812	(550,220)
Interest and Dividend Income—cash basis	3,027,958	5,571,589
Interest Expenses—cash basis	(2,028,391)	(4,756,988)
Other—net	1,108,820	(831,529)

Subtotal	9,000,617	2,172,672

Cash Refunded (Paid) in Income Taxes	(133,371)	(287,693)

Net Cash Provided by (Used in) Operating Activities	8,867,246	1,884,978

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2024
Cash Flow from Investing Activities
Payments for Purchase of Securities	(80,978,246)	(78,051,713)
Proceeds from Sale of Securities	44,652,769	37,149,439
Proceeds from Redemption of Securities	43,032,475	43,228,988
Payments for Increase in Money Held in Trust	(3,843)	(78,560)
Proceeds from Decrease in Money Held in Trust	79,409	8,692
Payments for Purchase of Tangible Fixed Assets	(64,845)	(63,123)
Payments for Purchase of Intangible Fixed Assets	(118,331)	(193,888)
Proceeds from Sale of Tangible Fixed Assets	9,813	12,353
Proceeds from Sale of Intangible Fixed Assets	—	1,240
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(3,533)	(39,148)
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	—	7,927

Net Cash Provided by (Used in) Investing Activities	6,605,667	1,982,207

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	20,000	—
Repayments of Subordinated Borrowed Money	(35,000)	—
Proceeds from Issuance of Subordinated Bonds	208,500	499,000
Payments for Redemption of Subordinated Bonds	(544,615)	(490,310)
Proceeds from Investments by Non-controlling Shareholders	2,219	153
Repayments to Non-controlling Shareholders	(324)	(61)
Cash Dividends Paid	(209,457)	(234,786)
Cash Dividends Paid to Non-controlling Shareholders	(10,459)	(3,569)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	(41,307)	(800)
Payments for Repurchase of Treasury Stock	(2,314)	(3,383)
Proceeds from Sale of Treasury Stock	1,615	2,767

Net Cash Provided by (Used in) Financing Activities	(611,143)	(230,990)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	827,611	1,703,938

Net Increase (Decrease) in Cash and Cash Equivalents	15,689,381	5,340,133

Cash and Cash Equivalents at the beginning of the fiscal year	50,136,299	65,825,681

Cash and Cash Equivalents at the end of the fiscal year	¥65,825,681	¥71,165,815

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Changes in Accounting Policies)

(Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”)

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the fiscal year ended March 31, 2024. This update has replaced the incurred loss impairment methodology under previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and a reserve has been recognized. In adopting the accounting standard, Retained Earnings was adjusted for the cumulative effect at the beginning of the fiscal year ended March 31, 2024 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the fiscal year ended March 31, 2024, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million. The impact on Per Share Information is immaterial.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments.

The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. , and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments.

Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

Effective as of April 1, 2023, MHFG partially restructured its in-house company system. CIBC was newly established by the integration of the Corporate & Institutional Company and the investment banking functions of the Global Products Unit. With the establishment of CIBC, the Global Corporate Company changed its name to GCIBC.

2. Calculating method of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income, and Net Gains (Losses) related to ETFs and others.

Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others is the amount of which General and Administrative Expenses (excluding Non-Recurring Losses and others), Equity in Income from Investments in Affiliates, and Amortization of Goodwill and others (including Amortization of Intangible Assets) are deducted from, or added to, Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed Assets disclosed as asset information by segment are the total amount of Tangible Fixed Assets and Intangible Fixed Assets. Fixed Assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-15

Mizuho Financial Group, Inc.

3. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	749,224	556,311	670,215	432,456	57,221	206,823	2,672,250
General and Administrative Expenses (excluding Non-Recurring Losses and others)	651,128	217,770	352,425	307,450	36,118	117,018	1,681,909
Equity in Income from Investments in Affiliates	6,950	7,656	22,013	—	(11,873)	1,475	26,221
Amortization of Goodwill and others	—	—	2,389	—	6,474	1,865	10,728
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	105,046	346,197	337,414	125,006	2,756	89,415	1,005,834
Fixed Assets	533,810	157,161	197,902	90,329	—	885,411	1,864,613

Notes: 1.	Gross Profits (excluding the amounts of credit costs of trust accounts) +Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥ (31,054) million, of which ¥ (37,085) million is included in the GMC.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using a reasonable criteria of allocation.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others and that of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)

The total of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	2,672,250
Net Gains (Losses) related to ETFs and others	31,054
Other Ordinary Income	399,078
General and Administrative Expenses	(1,663,951)
Other Ordinary Expenses	(524,383)

Ordinary Profits recorded in Consolidated Statement of Income	914,047

(2)

The total of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	1,005,834
General and Administrative Expenses (Non-Recurring Losses)	28,686
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(114,038)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	7,687
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	54,720
Net Extraordinary Gains (Losses)	40,987
Others	(68,842)

Income before Income Taxes recorded in Consolidated Statement of Income	955,035

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

	Fiscal 2022	Fiscal 2023
Net Assets per Share of Common Stock	¥3,603.98	¥4,037.28
Net Income per Share of Common Stock	¥219.20	¥267.88
Diluted Net Income per Share of Common Stock	¥219.19	¥267.88

Notes: 1.	Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2022	Fiscal 2023
Net Assets per Share of Common Stock
Total Net Assets	¥	million	9,208,463	10,312,135
Deductions from Total Net Assets	¥	million	75,168	79,597
Stock Acquisition Rights	¥	million	5	5
Non-Controlling Interests	¥	million	75,163	79,591
Net Assets (year-end) related to Common Stock	¥	million	9,133,294	10,232,538
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	2,534,222	2,534,510

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

			Fiscal 2022	Fiscal 2023
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	555,527	678,993
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	555,527	678,993
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	2,534,340	2,534,673

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	15	2
Stock Acquisition Rights		Thousands of shares	15	2
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects			—	—

1-18

Mizuho Financial Group, Inc.

3.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2023 and 2024. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2023 and 2024 are 3,231 thousand and 2,910 thousand, respectively.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2023 and 2024 are 3,275 thousand and 2,759 thousand, respectively.

(Subsequent Events)

There is no applicable information.

1-19

SELECTED FINANCIAL INFORMATION

For Fiscal 2023

(Under Japanese GAAP)

CONTENTS

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2023	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-21

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 27, 2023, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2023

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2023		Fiscal 2022
			Change
Consolidated Gross Profits	1	2,703,304	424,899	2,278,405
Net Interest Income	2	887,612	(72,966)	960,578
Fiduciary Income	3	61,487	2,528	58,958
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	856,608	104,914	751,693
Net Trading Income	6	726,584	391,875	334,708
Net Other Operating Income	7	171,013	(1,452)	172,466
General and Administrative Expenses	8	(1,663,951)	(218,668)	(1,445,283)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(114,038)	(17,300)	(96,737)
Losses on Write-offs of Loans	10	(22,356)	(6,121)	(16,234)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	7,687	260	7,426
Net Gains (Losses) related to Stocks	12	23,666	(62,808)	86,474
Equity in Income from Investments in Affiliates	13	26,221	14,332	11,889
Other	14	(68,842)	(16,274)	(52,568)

Ordinary Profits	15	914,047	124,441	789,606

Net Extraordinary Gains (Losses)	16	40,987	51,629	(10,641)
Income before Income Taxes	17	955,035	176,070	778,964
Income Taxes - Current	18	(276,194)	(105,389)	(170,805)
- Deferred	19	4,459	52,488	(48,029)
Profit	20	683,299	123,169	560,130
Profit Attributable to Non-controlling Interests	21	(4,305)	297	(4,602)

Profit Attributable to Owners of Parent	22	678,993	123,466	555,527

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(106,350)	(17,039)	(89,311)

* Credit-related Costs [23]  =  Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	1,036,888	231,592	805,296

* Consolidated Net Business Profits [24]  =  Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	219	41	178
Number of affiliates under the equity method	26	25	—	25

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2023				Fiscal 2022
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,514,040	111,321	1,625,362	194,330	1,431,031
Domestic Gross Profits	2	783,556	111,496	895,053	(41,958)	937,012
Net Interest Income	3	478,846	19,356	498,202	23,890	474,312
Fiduciary Income	4		61,851	61,851	2,323	59,527
Trust Fees for Jointly Operated Designated Money Trust	5		3,923	3,923	(81)	4,005
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	281,531	30,297	311,828	20,543	291,285
Net Trading Income	8	9,351		9,351	(54,664)	64,015
Net Other Operating Income	9	13,828	(8)	13,819	(34,051)	47,870
International Gross Profits	10	730,483	(175)	730,308	236,289	494,019
Net Interest Income	11	388,504	(19)	388,484	(27,804)	416,289
Net Fee and Commission Income	12	163,203	(148)	163,054	12,321	150,732
Net Trading Income	13	134,288		134,288	192,314	(58,025)
Net Other Operating Income	14	44,488	(6)	44,481	59,458	(14,976)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(852,882)	(84,552)	(937,434)	(80,795)	(856,639)
Expense Ratio	16	56.3%	75.9%	57.6%	(2.1)%	59.8%
Personnel Expenses	17	(329,795)	(41,884)	(371,679)	(34,566)	(337,113)
Non-Personnel Expenses	18	(475,502)	(39,064)	(514,567)	(43,814)	(470,753)
Premium for Deposit Insurance	19	(16,342)	(485)	(16,827)	(1,002)	(15,825)
Miscellaneous Taxes	20	(47,584)	(3,602)	(51,187)	(2,414)	(48,773)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	661,158	26,769	687,927	113,535	574,391
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	700,156	26,776	726,933	(31,208)	758,142
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	673,904	26,776	700,681	(33,926)	734,608

Reversal of (Provision for) General Reserve for Losses on Loans	24	(16,596)	(34)	(16,631)	29,893	(46,524)

Net Business Profits	25	644,561	26,734	671,295	143,429	527,866
Net Gains (Losses) related to Bonds	26	(38,998)	(7)	(39,005)	144,744	(183,750)

Net Non-Recurring Gains (Losses)	27	(98,961)	12,366	(86,594)	(155,949)	69,354
Net Gains (Losses) related to Stocks	28	(4,541)	5,664	1,123	(59,665)	60,788
Expenses related to Portfolio Problems	29	(84,700)	(1,590)	(86,290)	(89,564)	3,273
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	5,734	7	5,742	(1,214)	6,956
Other	31	(15,453)	8,284	(7,169)	(5,505)	(1,663)

Ordinary Profits	32	545,600	39,101	584,701	(12,519)	597,221

Net Extraordinary Gains (Losses)	33	42,709	1,695	44,404	15,503	28,900
Net Gains (Losses) on Disposition of Fixed Assets	34	(641)	(329)	(971)	3,390	(4,361)
Losses on Impairment of Fixed Assets	35	(7,244)	(130)	(7,375)	10,832	(18,207)
Gains on Cancellation of Employee Retirement Benefit Trust	36	50,582	2,155	52,738	5,110	47,627
Income before Income Taxes	37	588,309	40,796	629,105	2,983	626,122
Income Taxes - Current	38	(186,107)	(9,574)	(195,682)	(79,346)	(116,335)
- Deferred	39	(30,004)	(1,814)	(31,819)	54,835	(86,654)

Net Income	40	372,197	29,407	401,604	(21,527)	423,132

(1)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]

    =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(95,563)	(1,617)	(97,180)	(60,885)	(36,295)

Credit-related Costs [41]  =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(16,596)	(34)	(16,631)	29,893	(46,524)
Losses on Write-offs of Loans	44	(16,109)	(1)	(16,110)	(7,766)	(8,343)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	(75,393)	(1,530)	(76,924)	(86,380)	9,456
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	15,308	—	15,308	127	15,181
Reversal of (Provision for) Reserve for Contingencies	47	854	(50)	804	4,184	(3,380)
Other (including Losses on Sales of Loans)	48	(3,626)	—	(3,626)	(942)	(2,684)
Total	49	(95,563)	(1,617)	(97,180)	(60,885)	(36,295)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2023		Fiscal 2022
			Change
Gross Profits	1	1,514,040	192,846	1,321,194
Domestic Gross Profits	2	783,556	(43,533)	827,090
Net Interest Income	3	478,846	24,169	454,676
Net Fee and Commission Income	4	281,531	21,193	260,337
Net Trading Income	5	9,351	(54,664)	64,015
Net Other Operating Income	6	13,828	(34,232)	48,060
International Gross Profits	7	730,483	236,379	494,104
Net Interest Income	8	388,504	(27,717)	416,221
Net Fee and Commission Income	9	163,203	12,304	150,898
Net Trading Income	10	134,288	192,314	(58,025)
Net Other Operating Income	11	44,488	59,478	(14,990)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(852,882)	(75,449)	(777,433)
Expense Ratio	13	56.3%	(2.5)%	58.8%
Personnel Expenses	14	(329,795)	(31,344)	(298,450)
Non-Personnel Expenses	15	(475,502)	(41,587)	(433,914)
Premium for Deposit Insurance	16	(16,342)	(1,015)	(15,326)
Miscellaneous Taxes	17	(47,584)	(2,516)	(45,067)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	661,158	117,396	543,761
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	700,156	(27,343)	727,500
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	673,904	(30,061)	703,966

Reversal of (Provision for) General Reserve for Losses on Loans	21	(16,596)	28,728	(45,325)

Net Business Profits	22	644,561	146,125	498,436
Net Gains (Losses) related to Bonds	23	(38,998)	144,740	(183,738)

Net Non-Recurring Gains (Losses)	24	(98,961)	(159,695)	60,734
Net Gains (Losses) related to Stocks	25	(4,541)	(62,437)	57,896
Expenses related to Portfolio Problems	26	(84,700)	(87,912)	3,212
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	5,734	(1,220)	6,955
Other	28	(15,453)	(8,123)	(7,330)

Ordinary Profits	29	545,600	(13,569)	559,170

Net Extraordinary Gains (Losses)	30	42,709	13,766	28,942
Net Gains (Losses) on Disposition of Fixed Assets	31	(641)	3,583	(4,225)
Losses on Impairment of Fixed Assets	32	(7,244)	5,691	(12,936)
Gains on Cancellation of Employee Retirement Benefit Trust	33	50,582	5,029	45,553
Income before Income Taxes	34	588,309	197	588,112
Income Taxes - Current	35	(186,107)	(79,816)	(106,291)
- Deferred	36	(30,004)	55,654	(85,659)

Net Income	37	372,197	(23,964)	396,161

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	38	(95,563)	(60,405)	(35,157)

Credit-related Costs [38]  = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21]
 + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	39	(16,596)	28,728	(45,325)
Losses on Write-offs of Loans	40	(16,109)	(7,771)	(8,337)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(75,393)	(84,781)	9,387
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	15,308	127	15,181
Reversal of (Provision for) Reserve for Contingencies	43	854	4,234	(3,380)

Other (including Losses on Sales of Loans)	44	(3,626)	(942)	(2,684)
Total	45	(95,563)	(60,405)	(35,157)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2023		Fiscal 2022
			Change
Gross Profits	1	111,321	1,484	109,836
Domestic Gross Profits	2	111,496	1,574	109,921
Net Interest Income	3	19,356	(279)	19,635
Fiduciary Income	4	61,851	2,323	59,527
Trust Fees for Jointly Operated Designated Money Trust	5	3,923	(81)	4,005
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	30,297	(650)	30,947
Net Other Operating Income	8	(8)	180	(189)
International Gross Profits	9	(175)	(89)	(85)
Net Interest Income	10	(19)	(87)	67
Net Fee and Commission Income	11	(148)	17	(166)
Net Other Operating Income	12	(6)	(20)	13
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(84,552)	(5,345)	(79,206)
Expense Ratio	14	75.9%	3.8%	72.1%
Personnel Expenses	15	(41,884)	(3,221)	(38,662)
Non-Personnel Expenses	16	(39,064)	(2,226)	(36,838)
Premium for Deposit Insurance	17	(485)	12	(498)
Miscellaneous Taxes	18	(3,602)	102	(3,705)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	19	26,769	(3,861)	30,630
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	20	26,776	(3,864)	30,641
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	26,776	(3,864)	30,641

Reversal of (Provision for) General Reserve for Losses on Loans	22	(34)	1,164	(1,199)

Net Business Profits	23	26,734	(2,696)	29,430
Net Gains (Losses) related to Bonds	24	(7)	3	(11)

Net Non-Recurring Gains (Losses)	25	12,366	3,745	8,620
Net Gains (Losses) related to Stocks	26	5,664	2,772	2,892
Expenses related to Portfolio Problems	27	(1,590)	(1,651)	61
Gains on Reversal of Reserves for Possible Losses on Loans, and others	28	7	6	1
Other	29	8,284	2,618	5,666

Ordinary Profits	30	39,101	1,049	38,051

Net Extraordinary Gains (Losses)	31	1,695	1,736	(41)
Net Gains (Losses) on Disposition of Fixed Assets	32	(329)	(193)	(136)
Losses on Impairment of Fixed Assets	33	(130)	5,140	(5,271)
Gains on Cancellation of Employee Retirement Benefit Trust	34	2,155	81	2,074
Income before Income Taxes	35	40,796	2,786	38,009
Income Taxes - Current	36	(9,574)	469	(10,043)
- Deferred	37	(1,814)	(819)	(995)

Net Income	38	29,407	2,436	26,970

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[20]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	39	(1,617)	(479)	(1,137)

Credit-related Costs [39]  = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Losses on Loans [22]
+ Gains on Reversal of Reserves for Possible Losses on Loans, and others [28] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	(34)	1,164	(1,199)
Losses on Write-offs of Loans	42	(1)	4	(6)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(1,530)	(1,599)	68
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	—	—
Reversal of (Provision for) Reserve for Contingencies	45	(50)	(50)	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	(1,617)	(479)	(1,137)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2023		Fiscal 2022
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.46	0.02	0.43
Return on Loans and Bills Discounted *1		2	0.75	0.00	0.75
Return on Securities		3	0.41	0.06	0.34
Cost of Funding (including Expenses)		4	0.53	0.01	0.51
Cost of Deposits (including Expenses)		5	0.54	0.02	0.52
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.29	0.02	0.26

Net Interest Margin	(1)-(4)	8	(0.06)	0.01	(0.08)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.21	(0.02)	0.23
Loan and Deposit Rate Margin	(2)-(6)	10	0.75	0.00	0.75

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.77	0.00	0.77
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.23	(0.01)	0.25
Loan and Deposit Rate Margin	(11)-(6)	13	0.77	0.00	0.77

			(%)
			Fiscal 2023		Fiscal 2022
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.51	0.01	0.50
Return on Loans and Bills Discounted *1		15	0.62	0.02	0.60
Return on Securities		16	3.08	0.57	2.51
Cost of Funding		17	0.10	(0.00)	0.11
Cost of Deposits *2		18	0.00	(0.00)	0.00

Net Interest Margin	(14)-(17)	19	0.40	0.01	0.38
Loan and Deposit Rate Margin	(15)-(18)	20	0.62	0.02	0.59

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.62	0.02	0.60
Loan and Deposit Rate Margin	(21)-(18)	22	0.62	0.02	0.59

(Reference)

			(%)
			Fiscal 2023		Fiscal 2022
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.75	0.00	0.74
Cost of Deposits *2		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.74	0.00	0.74

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.76	0.00	0.76
Loan and Deposit Rate Margin	(26)-(24)	27	0.76	0.00	0.76

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2023				Fiscal 2022
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	191,605,206	2.48	8,974,861	1.02	182,630,345	1.45
Loans and Bills Discounted	91,356,331	2.82	3,770,152	0.97	87,586,178	1.84
Securities	40,410,280	1.58	50,964	0.66	40,359,316	0.92

Source of Funds	210,207,743	1.85	15,070,874	0.93	195,136,869	0.91
Deposits	149,027,703	1.12	10,224,447	0.54	138,803,255	0.57
NCDs	17,938,160	2.79	(1,496,919)	1.75	19,435,079	1.03

(Domestic Operations)

Use of Funds	113,027,722	0.46	(2,920,117)	0.02	115,947,840	0.43
Loans and Bills Discounted	54,121,432	0.74	1,779,601	0.00	52,341,831	0.74
Securities	23,942,318	0.41	(2,708,513)	0.06	26,650,831	0.34

Source of Funds	129,055,476	0.03	3,149,381	(0.00)	125,906,095	0.03
Deposits	110,226,696	0.00	6,924,091	0.00	103,302,605	0.00
NCDs	8,341,609	0.00	(3,952,958)	(0.00)	12,294,568	0.00

(International Operations)

Use of Funds	80,251,146	5.27	8,528,809	2.26	71,722,336	3.00
Loans and Bills Discounted	37,234,898	5.84	1,990,550	2.36	35,244,347	3.48
Securities	16,467,961	3.29	2,759,477	1.26	13,708,484	2.02

Source of Funds	82,825,929	4.63	8,555,324	2.29	74,270,605	2.34
Deposits	38,801,006	4.30	3,300,356	2.04	35,500,650	2.26
NCDs	9,596,550	5.21	2,456,038	2.39	7,140,511	2.82

* The Average Balance and Rate of Loans and Bills Discounted for Fiscal 2022 have been corrected.

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2023				Fiscal 2022
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	4,957,088	0.52	(198,913)	0.01	5,156,002	0.50
Loans and Bills Discounted	2,977,787	0.64	(183,497)	0.02	3,161,285	0.61
Securities	179,926	2.94	(30,163)	0.52	210,090	2.42

Source of Funds	5,629,563	0.12	137,915	0.00	5,491,647	0.11
Deposits	2,851,801	0.00	205,744	(0.00)	2,646,057	0.00
NCDs	391,539	0.00	(252,938)	0.00	644,477	0.00

(Domestic Operations)

Use of Funds	4,944,378	0.51	(194,391)	0.01	5,138,769	0.50
Loans and Bills Discounted	2,957,618	0.62	(178,002)	0.02	3,135,620	0.60
Securities	171,621	3.08	(30,179)	0.57	201,800	2.51

Source of Funds	5,616,234	0.10	141,896	(0.00)	5,474,337	0.11
Deposits	2,848,917	0.00	206,090	(0.00)	2,642,826	0.00
NCDs	391,539	0.00	(252,938)	0.00	644,477	0.00

(International Operations)

Use of Funds	36,227	1.60	(4,415)	0.55	40,643	1.04
Loans and Bills Discounted	20,169	2.85	(5,495)	1.28	25,665	1.56
Securities	8,304	0.03	15	(0.15)	8,289	0.18

Source of Funds	36,846	1.63	(3,875)	0.74	40,721	0.88
Deposits	2,884	0.00	(345)	0.00	3,230	0.00
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	(37,102)	147,005	(184,107)
Gains on Sales and Others	94,591	18,792	75,798
Losses on Sales and Others	(126,285)	95,676	(221,962)
Impairment (Devaluation)	(2,147)	(1,674)	(472)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(3)	(2)	(0)
Gains (Losses) on Derivatives other than for Trading	(3,256)	34,213	(37,470)

	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	23,666	(62,808)	86,474
Gains on Sales	350,394	202,597	147,796
Losses on Sales	(289,290)	(239,582)	(49,707)
Impairment (Devaluation)	(2,296)	(210)	(2,085)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(35,140)	(25,612)	(9,528)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	(39,005)	144,744	(183,750)
Gains on Sales and Others	93,968	17,221	76,746
Losses on Sales and Others	(127,829)	94,731	(222,560)
Impairment (Devaluation)	(1,888)	(1,424)	(464)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,256)	34,215	(37,472)

	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	1,123	(59,665)	60,788
Gains on Sales	333,699	200,232	133,467
Losses on Sales	(285,649)	(237,804)	(47,844)
Impairment (Devaluation)	(11,785)	3,519	(15,305)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(35,140)	(25,612)	(9,528)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	(38,998)	144,740	(183,738)
Gains on Sales and Others	93,968	17,221	76,746
Losses on Sales and Others	(127,821)	94,727	(222,549)
Impairment (Devaluation)	(1,888)	(1,424)	(464)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,256)	34,215	(37,472)

	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	(4,541)	(62,437)	57,896
Gains on Sales	327,960	200,019	127,940
Losses on Sales	(285,574)	(240,313)	(45,261)
Impairment (Devaluation)	(11,785)	3,469	(15,254)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(35,140)	(25,612)	(9,528)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	(7)	3	(11)
Gains on Sales and Others	—	—	—
Losses on Sales and Others	(7)	3	(11)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	Fiscal 2023		Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	5,664	2,772	2,892
Gains on Sales	5,738	212	5,526
Losses on Sales	(74)	2,509	(2,583)
Impairment (Devaluation)	—	50	(50)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	32,731,510	1,326,873	2,339,385	1,012,512	34,403,458	789,855	1,596,302	806,446
Japanese Stocks	3,102,660	2,185,715	2,190,460	4,744	2,515,722	1,518,382	1,548,463	30,081
Japanese Bonds	14,366,374	(28,514)	18,115	46,629	20,239,297	(61,492)	14,440	75,933
Japanese Government Bonds	10,974,393	6,247	9,326	3,078	16,449,293	(31,971)	3,871	35,842
Other	15,262,474	(830,328)	130,809	961,137	11,648,438	(667,033)	33,398	700,432
Foreign Bonds	12,293,417	(711,631)	20,332	731,964	9,554,507	(580,690)	14,788	595,479

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of March 31, 2024 and March 31, 2023 are ¥181,761 million (Foreign Bonds ¥218,117 million and Japanese Government Bonds ¥(6,026) million) and ¥59,072 million (Foreign Bonds ¥125,968 million and Japanese Government Bonds ¥(14,507) million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of March 31, 2024 and March 31, 2023 are ¥1,508,634 million (Foreign Bonds ¥(493,514) million and Japanese Government Bonds ¥220 million) and ¥848,927 million (Foreign Bonds ¥(454,722) million and Japanese Government Bonds ¥(46,478) million), respectively.

*   Unrealized Gains/Losses on Other Securities as of March 31, 2024 and March 31, 2023 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	4,045,134	(182,210)	8,789	190,999	2,048,188	(133,080)	2,538	135,618

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2024				As of March 31, 2023
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	31,951,115	1,242,880	2,255,245	1,012,365	33,665,664	730,479	1,537,999	807,520
Japanese Stocks	3,009,329	2,104,250	2,108,913	4,663	2,444,956	1,458,955	1,491,327	32,372
Japanese Bonds	14,313,789	(28,631)	17,998	46,629	20,220,815	(61,494)	14,439	75,933
Japanese Government Bonds	10,963,328	6,247	9,326	3,078	16,438,019	(31,971)	3,870	35,842
Other	14,627,995	(832,739)	128,333	961,072	10,999,893	(666,982)	32,232	699,215
Foreign Bonds	11,723,012	(712,961)	18,938	731,899	8,953,192	(580,710)	14,044	594,755

Mizuho Bank
Other Securities	31,711,507	1,126,334	2,137,624	1,011,290	33,455,851	651,416	1,456,728	805,311
Japanese Stocks	2,836,690	1,988,703	1,992,308	3,605	2,306,663	1,380,927	1,411,109	30,182
Japanese Bonds	14,252,023	(29,022)	17,589	46,612	20,155,116	(61,854)	14,060	75,914
Japanese Government Bonds	10,963,328	6,247	9,326	3,078	16,438,019	(31,971)	3,870	35,842
Other	14,622,794	(833,346)	127,725	961,072	10,994,072	(667,656)	31,558	699,215
Foreign Bonds	11,723,012	(712,961)	18,938	731,899	8,953,192	(580,710)	14,044	594,755

Mizuho Trust & Banking
Other Securities	239,607	116,546	117,621	1,075	209,812	79,062	81,271	2,208
Japanese Stocks	172,639	115,547	116,605	1,057	138,292	78,027	80,218	2,190
Japanese Bonds	61,766	391	408	17	65,699	360	378	18
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	5,201	607	607	0	5,821	674	674	0
Foreign Bonds	—	—	—	—	—	—	—	—

*   In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of March 31, 2024 and March 31, 2023 are ¥181,761 million (Foreign Bonds ¥218,117 million and Japanese Government Bonds ¥(6,026) million) and ¥59,072 million (Foreign Bonds ¥125,968 million and Japanese Government Bonds ¥(14,507) million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of March 31, 2024 and March 31, 2023 are ¥1,408,932 million (Foreign Bonds ¥(494,843) million and Japanese Government Bonds ¥220 million) and ¥789,551 million (Foreign Bonds ¥(454,742) million and Japanese Government Bonds ¥(46,478) million), respectively.

*   Unrealized Gains/Losses on Other Securities as of March 31, 2024 and March 31, 2023 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2024				As of March 31, 2023
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	4,045,134	(182,210)	8,789	190,999	2,048,188	(133,080)	2,538	135,618
Mizuho Bank	4,045,134	(182,210)	8,789	190,999	2,048,188	(133,080)	2,538	135,618
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2024				As of March 31, 2023
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	468,940	468,940	—	106,131	355,959	355,959	—
Mizuho Bank	106,131	468,940	468,940	—	106,131	355,959	355,959	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2024		As of March 31, 2023
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,273,714	520,372	753,341
Japanese Stocks	2,133,218	651,447	1,481,771
Japanese Bonds	(28,514)	32,978	(61,492)
Japanese Government Bonds	6,247	38,218	(31,971)
Other	(830,990)	(164,054)	(666,936)
Foreign Bonds	(712,294)	(131,700)	(580,593)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2024		As of March 31, 2023
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,190,383	496,515	693,867
Japanese Stocks	2,051,753	629,409	1,422,344
Japanese Bonds	(28,631)	32,862	(61,494)
Japanese Government Bonds	6,247	38,219	(31,971)
Other	(832,739)	(165,757)	(666,982)
Foreign Bonds	(712,961)	(132,250)	(580,711)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2024				Change				Maturity as of March 31, 2023
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	11,290.5	1,858.0	1,108.9	565.7	(3,938.7)	(1,086.1)	(999.5)	(146.0)	15,229.2	2,944.1	2,108.4	711.7
Japanese Government Bonds	10,651.5	190.5	595.7	—	(3,889.9)	(775.2)	(984.1)	(100.0)	14,541.4	965.7	1,579.8	100.0
Japanese Local Government Bonds	72.5	220.4	289.5	9.3	37.0	(55.2)	48.0	1.9	35.5	275.7	241.5	7.4
Japanese Corporate Bonds	566.4	1,447.0	223.6	556.4	(85.7)	(255.7)	(63.4)	(47.9)	652.2	1,702.7	287.1	604.3
Other	2,831.6	2,313.7	2,272.8	9,288.5	212.2	857.9	701.3	3,434.8	2,619.3	1,455.7	1,571.5	5,853.6

Mizuho Bank

Japanese Bonds	11,289.3	1,798.0	1,108.6	565.7	(3,938.2)	(1,086.4)	(995.7)	(146.0)	15,227.6	2,884.5	2,104.3	711.7
Japanese Government Bonds	10,651.5	190.5	595.7	—	(3,889.9)	(775.2)	(984.1)	(100.0)	14,541.4	965.7	1,579.8	100.0
Japanese Local Government Bonds	72.5	220.4	289.5	9.3	37.0	(55.2)	48.0	1.9	35.5	275.7	241.5	7.4
Japanese Corporate Bonds	565.2	1,387.1	223.3	556.4	(85.3)	(256.0)	(59.6)	(47.9)	650.6	1,643.1	283.0	604.3
Other	2,830.9	2,305.5	2,270.7	9,288.5	211.9	854.7	702.3	3,434.8	2,618.9	1,450.8	1,568.3	5,853.6

Mizuho Trust & Banking

Japanese Bonds	1.1	59.9	0.3	—	(0.4)	0.3	(3.8)	—	1.6	59.5	4.1	—
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	1.1	59.9	0.3	—	(0.4)	0.3	(3.8)	—	1.6	59.5	4.1	—
Other	0.7	8.2	2.1	—	0.3	3.2	(1.0)	—	0.4	4.9	3.2	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2023	Change	Fiscal 2022
Retirement Benefit Obligations	(A)	951,654	(48,826)	1,000,481
Discount Rate (%)		0.14~2.08		(0.00)~1.54

Total Fair Value of Plan Assets	(B)	1,650,618	(84,207)	1,734,825
Unrecognized Actuarial Differences	(C)	(285,198)	(23,168)	(262,029)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	413,764	(58,549)	472,314

Mizuho Bank

Retirement Benefit Obligations	(A)	833,031	(43,584)	876,616
Discount Rate (%)		0.14~2.08		(0.00)~1.54

Total Fair Value of Plan Assets	(B)	1,390,609	(94,254)	1,484,864
Unrecognized Actuarial Differences	(C)	(221,576)	(16,858)	(204,717)
Prepaid Pension Cost	(B)+ (C)-(A)	336,001	(67,528)	403,530

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	118,623	(5,241)	123,864
Discount Rate (%)		0.14~2.08		(0.00)~1.54

Total Fair Value of Plan Assets	(B)	260,008	10,047	249,960
Unrecognized Actuarial Differences	(C)	(63,621)	(6,309)	(57,311)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	77,763	8,979	68,784

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2023	Change	Fiscal 2022
Service Cost	(17,136)	1,938	(19,075)
Interest Cost	(6,815)	(2,368)	(4,447)
Expected Return on Plan Assets	26,923	(2,078)	29,001
Accumulation (Amortization) of Unrecognized Actuarial Differences	37,575	(7,538)	45,113
Gains on Cancellation of Employee Retirement Benefit Trust	52,738	5,110	47,627
Other	(2,207)	1,969	(4,177)

Total	91,077	(2,965)	94,042

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

Mizuho Bank
	(Millions of yen)
	Fiscal 2023	Change	Fiscal 2022
Service Cost	(14,492)	1,676	(16,168)
Interest Cost	(5,964)	(2,068)	(3,895)
Expected Return on Plan Assets	23,850	(2,068)	25,918
Accumulation (Amortization) of Unrecognized Actuarial Differences	30,001	(9,691)	39,692
Gains on Cancellation of Employee Retirement Benefit Trust	50,582	5,029	45,553
Other	(1,944)	1,700	(3,645)

Total	82,033	(5,422)	87,455

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking
	(Millions of yen)
	Fiscal 2023	Change	Fiscal 2022
Service Cost	(2,643)	262	(2,906)
Interest Cost	(850)	(299)	(551)
Expected Return on Plan Assets	3,072	(9)	3,082
Accumulation (Amortization) of Unrecognized Actuarial Differences	7,573	2,153	5,420
Gains on Cancellation of Employee Retirement Benefit Trust	2,155	81	2,074
Other	(263)	268	(532)

Total	9,044	2,457	6,586

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2024	Change	As of March 31, 2023
Retirement Benefit Obligations	(A)	1,150,480	(49,608)	1,200,089
Fair Value of Plan Assets	(B)	1,930,446	(60,484)	1,990,930
Unrecognized Actuarial Differences	(C)	(304,590)	(41,629)	(262,960)
Net Defined Benefit Asset	(D)	847,116	(12,154)	859,271
Net Defined Benefit Liability	(A)-(B)+(D)	67,151	(1,278)	68,429
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2023	Change	Fiscal 2022
Service Cost		(27,473)	1,834	(29,308)
Interest Cost		(8,664)	(3,086)	(5,578)
Expected Return on Plan Assets		32,112	(2,030)	34,142
Accumulation (Amortization) of Unrecognized Actuarial Differences		37,750	(9,634)	47,385
Accumulation (Amortization) of Unrecognized Prior Service Cost		23	34	(11)
Gains on Cancellation of Employee Retirement Benefit Trust		52,738	5,110	47,627
Other		(12,110)	1,960	(14,070)

Total		74,376	(5,810)	80,187

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2024 (Preliminary)	Change	As of March 31, 2023
(1) Total Capital Ratio	16.93	0.88	16.05
(2) Tier 1 Capital Ratio	14.85	0.94	13.91
(3) Common Equity Tier 1 Capital Ratio	12.73	0.93	11.80
(4) Total Capital	12,314.6	1,007.6	11,306.9
(5) Tier 1 Capital	10,801.8	998.4	9,803.3
(6) Common Equity Tier 1 Capital	9,259.9	944.4	8,315.5
(7) Risk weighted Assets	72,720.2	2,286.0	70,434.1
(8) Total Required Capital (7) X8%	5,817.6	182.8	5,634.7

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2024 (Preliminary)	Change	As of March 31, 2023	As of March 31, 2024 (Preliminary)
(1) Total Capital Ratio	15.76	0.82	14.94	15.21
(2) Tier 1 Capital Ratio	13.60	0.82	12.78	12.93
(3) Common Equity Tier 1 Capital Ratio	11.26	0.75	10.51	10.39
(4) Total Capital	10,400.6	630.9	9,769.7	9,185.4
(5) Tier 1 Capital	8,973.6	617.0	8,356.5	7,805.1
(6) Common Equity Tier 1 Capital	7,431.0	557.4	6,873.5	6,273.6
(7) Risk weighted Assets	65,959.1	587.3	65,371.8	60,356.3
(8) Total Required Capital (7) X8%	5,276.7	46.9	5,229.7	4,828.5

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2024 (Preliminary)	Change	As of March 31, 2023	As of March 31, 2024 (Preliminary)
(1) Total Capital Ratio	28.99	3.04	25.95	28.60
(2) Tier 1 Capital Ratio	28.98	3.04	25.94	28.60
(3) Common Equity Tier 1 Capital Ratio	28.98	3.04	25.94	28.60
(4) Total Capital	476.7	31.8	444.9	446.8
(5) Tier 1 Capital	476.6	31.8	444.7	446.7
(6) Common Equity Tier 1 Capital	476.6	31.8	444.7	446.7
(7) Risk weighted Assets	1,644.4	(69.8)	1,714.3	1,561.7
(8) Total Required Capital (7) X8%	131.5	(5.5)	137.1	124.9

Note: Risk-adjusted capital ratio of Mizuho Financial Group is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of Mizuho Bank and Mizuho Trust & Banking are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. On March 31, 2024, the calculation is based on the finalised Basel III standards.

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of March 31, 2024		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	36,497	(7,368)	43,866
Claims with Collection Risk	700,730	45,334	655,396
Claims for Special Attention	515,503	143,069	372,433
Loans Past Due for 3 Months or More	456	167	288
Restructured Loans	515,046	142,901	372,144
Sub-total[1]	1,252,731	181,034	1,071,696
Normal Claims	105,380,865	4,923,851	100,457,014

Total[2]	106,633,596	5,104,886	101,528,710

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	107,242	19,995	87,247

	(%)
NPL ratio[1]/[2]	1.17	0.11	1.05

Trust Account
	(Millions of yen)
	As of March 31, 2024		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	2,100	(713)	2,814

Total[4]	2,100	(713)	2,814

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account
	(Millions of yen)
	As of March 31, 2024		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	36,497	(7,368)	43,866
Claims with Collection Risk	700,730	45,334	655,396
Claims for Special Attention	515,503	143,069	372,433
Loans Past Due for 3 Months or More	456	167	288
Restructured Loans	515,046	142,901	372,144
Sub-total[5]	1,252,731	181,034	1,071,696
Normal Claims	105,382,965	4,923,137	100,459,828

Total[6]	106,635,696	5,104,172	101,531,524

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	107,242	19,995	87,247

	(%)
NPL ratio[5]/[6]	1.17	0.11	1.05

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2024	Change	As of March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	26,649	(7,387)	34,036
Claims with Collection Risk	708,665	50,183	658,482
Claims for Special Attention	520,915	165,967	354,948
Loans Past Due for 3 Months or More	456	167	288
Restructured Loans	520,459	165,799	354,659
Sub-total[1]	1,256,230	208,763	1,047,467
Normal Claims	108,883,781	5,771,512	103,112,269

Total[2]	110,140,012	5,980,275	104,159,737

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,340	20,546	84,793

	(%)

NPL ratio[1]/[2]	1.14	0.13	1.00

Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	26,560	(7,314)	33,874
Claims with Collection Risk	699,390	48,166	651,224
Claims for Special Attention	511,797	165,131	346,665
Loans Past Due for 3 Months or More	456	167	288
Restructured Loans	511,341	164,964	346,377
Sub-total[3]	1,237,748	205,983	1,031,765
Normal Claims	106,009,857	5,970,615	100,039,242

Total[4]	107,247,606	6,176,598	101,071,007

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,106	20,529	84,576

	(%)
NPL ratio[3]/[4]	1.15	0.13	1.02

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	89	(72)	161
Claims with Collection Risk	9,275	2,017	7,258
Claims for Special Attention	9,117	835	8,282
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	9,117	835	8,282
Sub-total[5]	18,482	2,779	15,702
Normal Claims	2,871,823	(198,389)	3,070,213

Total[6]	2,890,305	(195,609)	3,085,915

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	233	16	217

	(%)
NPL ratio[5]/[6]	0.63	0.13	0.50

(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	2,100	(713)	2,814

Total[8]	2,100	(713)	2,814

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-20

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2024	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	787,848	67,410	720,437
General Reserve for Possible Losses on Loans	329,763	16,710	313,052
Specific Reserve for Possible Losses on Loans	423,911	60,462	363,448
Reserve for Possible Losses on Loans to Restructuring Countries	34,174	(9,762)	43,937

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	107,611	20,077	87,534
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2024	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	761,081	55,827	705,254
General Reserve for Possible Losses on Loans	313,638	16,631	297,006
Specific Reserve for Possible Losses on Loans	413,268	48,958	364,310
Reserve for Possible Losses on Loans to Restructuring Countries	34,174	(9,762)	43,937

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,340	20,546	84,793
Mizuho Bank
Reserves for Possible Losses on Loans	755,930	54,278	701,652
General Reserve for Possible Losses on Loans	310,357	16,596	293,760
Specific Reserve for Possible Losses on Loans	411,398	47,443	363,954
Reserve for Possible Losses on Loans to Restructuring Countries	34,174	(9,762)	43,937

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,106	20,529	84,576
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	5,151	1,549	3,601
General Reserve for Possible Losses on Loans	3,281	34	3,246
Specific Reserve for Possible Losses on Loans	1,870	1,514	355
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	233	16	217

Reserve for Possible Losses on Entrusted Loans (¥6 million and ¥9 million for March 31, 2024 and March 31, 2023, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of March 31, 2024	Change	As of March 31, 2023
Mizuho Financial Group	62.89	(4.33)	67.22
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2024	Change	As of March 31, 2023
Total	60.58	(6.74)	67.32
Mizuho Bank	61.07	(6.93)	68.00
Mizuho Trust & Banking (Banking Account)	27.87	4.93	22.93

Above figures are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2024	Change	As of March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	26.6	(7.3)	34.0
Collateral, Guarantees, and equivalent	26.0	(2.8)	28.9
Reserve for Possible Losses	0.5	(4.5)	5.1
Claims with Collection Risk	708.6	50.1	658.4
Collateral, Guarantees, and equivalent	161.7	(11.1)	172.8
Reserve for Possible Losses	408.5	65.5	342.9
Claims for Special Attention	520.9	165.9	354.9
Collateral, Guarantees, and equivalent	146.2	42.7	103.4
Reserve for Possible Losses	144.1	78.0	66.0
Total	1,256.2	208.7	1,047.4
Collateral, Guarantees, and equivalent	334.0	28.7	305.2
Reserve for Possible Losses	553.2	139.0	414.1

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	26.5	(7.3)	33.8
Collateral, Guarantees, and equivalent	26.0	(2.7)	28.7
Reserve for Possible Losses	0.5	(4.5)	5.1
Claims with Collection Risk	699.3	48.1	651.2
Collateral, Guarantees, and equivalent	155.3	(10.7)	166.1
Reserve for Possible Losses	406.6	64.0	342.6
Claims for Special Attention	511.7	165.1	346.6
Collateral, Guarantees, and equivalent	141.7	45.2	96.4
Reserve for Possible Losses	143.2	77.4	65.7
Total	1,237.7	205.9	1,031.7
Collateral, Guarantees, and equivalent	323.1	31.7	291.3
Reserve for Possible Losses	550.4	136.9	413.5

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.1
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.1
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	9.2	2.0	7.2
Collateral, Guarantees, and equivalent	6.3	(0.3)	6.7
Reserve for Possible Losses	1.8	1.5	0.3
Claims for Special Attention	9.1	0.8	8.2
Collateral, Guarantees, and equivalent	4.4	(2.5)	6.9
Reserve for Possible Losses	0.8	0.6	0.2
Total	18.4	2.7	15.7
Collateral, Guarantees, and equivalent	10.8	(2.9)	13.8
Reserve for Possible Losses	2.7	2.1	0.6

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2024	Change	As of March 31, 2023

Coverage Amount	887.2	167.8	719.3
Reserves for Possible Losses on Loans	553.2	139.0	414.1
Collateral, Guarantees, and equivalent	334.0	28.7	305.2

	(%)
Coverage Ratio	70.6	1.9	68.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.4	2.1	78.3
Claims for Special Attention	55.7	7.9	47.7
Claims against Special Attention Obligors	54.5	3.0	51.5

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	74.6	4.0	70.6
Claims for Special Attention	38.4	12.1	26.2
Claims against Special Attention Obligors	37.0	7.3	29.7

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	26.79	6.26	20.52
Claims against Watch Obligors excluding Special Attention Obligors	4.08	1.17	2.91
Claims against Normal Obligors	0.05	(0.03)	0.09

Mizuho Bank

	(Billions of yen)
Coverage Amount	873.6	168.6	704.9
Reserves for Possible Losses on Loans	550.4	136.9	413.5
Collateral, Guarantees, and equivalent	323.1	31.7	291.3

	(%)
Coverage Ratio	70.5	2.2	68.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.3	2.2	78.1
Claims for Special Attention	55.6	8.8	46.8
Claims against Special Attention Obligors	54.8	3.5	51.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	74.7	4.1	70.6
Claims for Special Attention	38.7	12.4	26.2
Claims against Special Attention Obligors	37.5	7.6	29.8

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	27.13	6.39	20.74
Claims against Watch Obligors excluding Special Attention Obligors	4.10	1.18	2.92
Claims against Normal Obligors	0.05	(0.03)	0.09

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2024	Change	As of March 31, 2023
Coverage Amount	13.6	(0.8)	14.4
Reserves for Possible Losses on Loans	2.7	2.1	0.6
Collateral, Guarantees, and equivalent	10.8	(2.9)	13.8

	(%)
Coverage Ratio	73.7	(18.3)	92.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	88.5	(9.1)	97.7
Claims for Special Attention	58.4	(28.6)	87.1
Claims against Special Attention Obligors	41.4	(19.2)	60.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	63.6	(3.6)	67.3
Claims for Special Attention	19.0	(0.8)	19.8
Claims against Special Attention Obligors	18.9	(0.5)	19.4

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	13.67	4.19	9.48
Claims against Watch Obligors excluding Special Attention Obligors	0.40	(1.27)	1.68
Claims against Normal Obligors	0.03	0.00	0.03

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.
2.
SELF-ASSESSMENT
Categorization
Obligor
Non-Categorization
Category II
Category III
Category IV
Bankrupt and Substantially Bankrupt Obligors 26.6
26.6
Collateral, Guarantees, etc.: 26.0
Reserves for Possible Losses: 0.5
Reserve Ratio 100%
Direct Write-offs
Intensive Control Obligors 708.6
570.2
138.4
Collateral, Guarantees, etc.: 161.7
Reserves for Possible Losses: 408.5
Reserve Ratio 74.6%
Amounts for reserves are recorded under Non-Categorization
Watch Obligors
Claims for Special Attention 520.9
Special Attention Obligors
Reserve Ratio against Uncovered Portion 38.4%
Collateral, Guarantees, etc.: 146.2
Reserves for Possible Losses: 144.1
Other Watch Obligors
Normal Obligors
Total 110,137.9
Status of Non Performing Loans based on the Banking Act ("BA") and the Financial Reconstruction Act ("FRA")
Claims against Bankrupt and Substantially Bankrupt Obligors
26.6
Coverage Ratio 100%
Claims with Collection Risk
708.6
Coverage Ratio 80.4%
Claims for Special Attention (Notes) 520.9
Coverage Ratio 55.7%
Loans Past Due for 3 Months or More 0.4
Restructured Loans 520.4
Total Coverage Ratio 70.6%
Claims against Special Attention Obligors
- Coverage Ratio: 54.5%
- Reserve Ratio for Uncovered Portion: 37.0%
- Reserve Ratio against Total Amount of Claims: 26.7%
Reserve Ratio against Total Amount of Claims
• Other Watch Obligors: 4.08%
• Normal Obligors: 0.05%
Total 1,256.2

Notes:	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023
	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	48.7	33.5	23.0	12.5	0.0	12.5	(10.4)
Claims with Collection Risk	411.0	255.0	204.1	152.8	0.8	153.7	(50.4)
Amount Categorized as above up to Fiscal 2020	459.7	288.6	227.2	165.3	0.9	166.3	(60.9)
of which the amount which was in the process of being removed from the balance sheet	45.3	32.9	21.6	12.5	0.0	12.6	(9.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		7.6	2.9	1.5	0.0	1.5	(1.4)
Claims with Collection Risk		470.9	300.4	280.5	5.7	286.2	(14.1)
Amount Newly Categorized as above during Fiscal 2021		478.5	303.4	282.0	5.7	287.8	(15.6)
of which the amount which was in the process of being removed from the balance sheet		7.1	2.6	1.1	0.0	1.1	(1.4)
Claims against Bankrupt and Substantially Bankrupt Obligors			7.9	1.7	—	1.7	(6.2)
Claims with Collection Risk			153.8	59.7	0.1	59.8	(93.9)
Amount Newly Categorized as above during Fiscal 2022			161.8	61.5	0.1	61.6	(100.1)
of which the amount which was in the process of being removed from the balance sheet			6.3	1.5	—	1.5	(4.7)
Claims against Bankrupt and Substantially Bankrupt Obligors				10.7	0.0	10.7	10.7
Claims with Collection Risk				206.2	2.5	208.7	208.7
Amount Newly Categorized as above during Fiscal 2023				216.9	2.5	219.5	219.5
of which the amount which was in the process of being removed from the balance sheet				9.3	0.0	9.4	9.4
Claims against Bankrupt and Substantially Bankrupt Obligors	48.7	41.1	34.0	26.5	0.0	26.6	(7.3)
Claims with Collection Risk	411.0	726.0	658.4	699.3	9.2	708.6	50.1
Total	459.7	767.1	692.5	725.9	9.3	735.3	42.7
of which the amount which was in the process of being removed from the balance sheet	45.3	40.0	30.5	24.6	0.0	24.7	(5.7)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2023

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(3.8)	(3.8)	(0.0)
Restructuring	(10.0)	(10.0)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(58.1)	(58.1)	—
Direct Write-off	(0.6)	(0.6)	(0.0)
Other	(104.0)	(103.4)	(0.6)
Debt recovery	(58.0)	(57.7)	(0.2)
Improvement in Business Performance	(46.0)	(45.6)	(0.3)

Total	(176.7)	(176.1)	(0.6)

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2024		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	64,821.9	3,514.0	61,307.8
Manufacturing	9,885.4	38.2	9,847.1
Agriculture & Forestry	46.8	(0.7)	47.5
Fishery	10.4	7.6	2.7
Mining, Quarrying Industry & Gravel Extraction Industry	194.3	(11.1)	205.5
Construction	1,110.2	208.1	902.0
Utilities	3,311.9	(86.4)	3,398.3
Communication	984.4	(15.9)	1,000.3
Transportation & Postal Industry	2,359.3	(76.6)	2,436.0
Wholesale & Retail	4,821.4	(90.0)	4,911.5
Finance & Insurance	11,506.3	2,054.5	9,451.7
Real Estate	11,820.2	779.0	11,041.2
Commodity Lease	3,129.8	(6.5)	3,136.3
Service Industries	3,074.6	92.2	2,982.4
Local Governments	487.6	(53.9)	541.5
Governments	1,783.6	704.3	1,079.3
Other	10,295.0	(28.8)	10,323.8
Overseas Total (including Loans Booked Offshore)	30,829.3	1,218.6	29,610.6
Governments	262.2	116.8	145.3
Financial Institutions	12,398.7	1,300.6	11,098.0
Other	18,168.2	(198.9)	18,367.2

Total	95,651.3	4,732.7	90,918.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2024:	¥631.0 billion (from MHBK)
As of March 31, 2023:	¥810.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2024		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	61,054.7	3,384.9	57,669.7
Manufacturing	9,538.5	91.9	9,446.5
Agriculture & Forestry	46.8	(0.7)	47.5
Fishery	10.4	7.6	2.7
Mining, Quarrying Industry & Gravel Extraction Industry	193.1	(11.0)	204.1
Construction	1,063.0	203.8	859.1
Utilities	3,073.8	(58.5)	3,132.4
Communication	920.6	12.9	907.6
Transportation & Postal Industry	2,222.0	(75.9)	2,297.9
Wholesale & Retail	4,706.8	(85.0)	4,791.8
Finance & Insurance	11,024.0	2,077.1	8,946.8
Real Estate	10,307.9	818.3	9,489.5
Commodity Lease	2,942.1	(4.6)	2,946.8
Service Industries	3,042.4	101.1	2,941.3
Local Governments	486.9	(53.4)	540.3
Governments	1,425.3	345.9	1,079.3
Other	10,050.5	15.2	10,035.3
Overseas Total (including Loans Booked Offshore)	30,829.3	1,218.6	29,610.6
Governments	262.2	116.8	145.3
Financial Institutions	12,398.7	1,300.6	11,098.0
Other	18,168.2	(198.9)	18,367.2

Total	91,884.0	4,603.6	87,280.3

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,767.2	129.1	3,638.1
Manufacturing	346.9	(53.6)	400.6
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.2	(0.1)	1.4
Construction	47.1	4.3	42.8
Utilities	238.0	(27.8)	265.9
Communication	63.8	(28.8)	92.6
Transportation & Postal Industry	137.3	(0.7)	138.1
Wholesale & Retail	114.6	(5.0)	119.7
Finance & Insurance	482.2	(22.5)	504.8
Real Estate	1,512.3	(39.2)	1,551.6
Commodity Lease	187.6	(1.8)	189.5
Service Industries	32.2	(8.8)	41.1
Local Governments	0.6	(0.4)	1.1
Governments	358.3	358.3	—
Other	244.4	(44.0)	288.5
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,767.2	129.1	3,638.1

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2024				As of March 31, 2023
			Change
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,068.0	68.8	169.1	3.0	898.8	65.7
Manufacturing	647.4	71.0	183.0	6.6	464.3	64.3
Agriculture & Forestry	8.7	63.7	1.4	3.6	7.2	60.0
Fishery	—	—	(0.2)	—	0.2	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	—	—	—	—
Construction	8.5	71.3	2.2	(6.7)	6.2	78.1
Utilities	2.8	55.4	(2.5)	(0.1)	5.3	55.6
Communication	10.1	59.8	1.3	(8.9)	8.7	68.7
Transportation & Postal Industry	10.1	71.5	(11.7)	7.7	21.9	63.8
Wholesale & Retail	130.7	58.9	9.1	(0.8)	121.6	59.7
Finance & Insurance	38.9	47.5	26.8	2.0	12.0	45.4
Real Estate	30.6	86.6	0.2	(0.7)	30.3	87.4
Commodity Lease	0.3	75.6	0.0	(13.7)	0.2	89.4
Service Industries	120.8	60.7	(31.7)	(0.5)	152.5	61.3
Local Governments	—	—	—	—	—	—
Other	58.6	90.7	(9.1)	0.0	67.8	90.6
Overseas Total (including Loans Booked Offshore)	188.2	80.7	39.5	(5.5)	148.6	86.2
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	188.2	80.7	39.5	(5.5)	148.6	86.2

Total	1,256.2	70.6	208.7	1.9	1,047.4	68.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2024		As of March 31, 2023
		Change
Housing and Consumer Loans	7,727.0	(385.5)	8,112.5
Housing Loans for owner’s residential housing	7,252.4	(350.6)	7,603.1

Mizuho Bank

Housing and Consumer Loans	7,688.4	(378.9)	8,067.3
Housing Loans	7,308.4	(363.3)	7,671.7
for owner’s residential housing	7,215.8	(344.5)	7,560.4
Consumer loans	380.0	(15.5)	395.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	38.5	(6.6)	45.2
Housing Loans for owner’s residential housing	36.5	(6.0)	42.6
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2024		As of March 31, 2023
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.1	(0.6)	58.8
Loans to SMEs and Individual Customers	37,715.3	1,645.2	36,070.1

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.8	0.1	58.6
Loans to SMEs and Individual Customers	35,903.3	2,052.5	33,850.8

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	48.0	(12.9)	61.0
Loans to SMEs and Individual Customers	1,812.0	(407.2)	2,219.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2024		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance
Asia	7,053.5	(496.6)	7,550.1
Hong Kong	1,218.3	(467.3)	1,685.7
Singapore	1,224.0	(71.9)	1,295.9
Thailand	1,035.1	(26.4)	1,061.5
Taiwan	613.3	(102.6)	716.0
India	728.5	179.7	548.8
South Korea	795.0	(27.5)	822.5
Indonesia	427.4	(2.3)	429.8
Philippines	314.7	12.0	302.7
China	130.6	(25.0)	155.6
Malaysia	104.1	12.1	92.0
Central and South America	5,284.1	(50.8)	5,334.9
Mexico	406.6	(64.0)	470.6
Brazile	191.2	(6.8)	198.0
North America	13,079.7	1,495.0	11,584.6
United States	11,776.9	1,095.1	10,681.7
Eastern Europe	165.4	(72.4)	237.8
Russia	141.6	(63.8)	205.5
Western Europe	5,795.9	520.3	5,275.6
United Kingdom	1,481.2	249.6	1,231.6
Netherlands	1,299.5	139.7	1,159.7
Germany	567.4	(105.3)	672.8
Ireland	635.0	180.3	454.6
Switzerland	85.9	(21.1)	107.1
France	480.9	51.1	429.8
Turkey	58.7	(19.2)	78.0
Italy	163.4	4.5	158.9
Other	4,203.2	513.5	3,689.6
Australia	2,126.7	78.6	2,048.1
Total	35,582.0	1,909.0	33,673.0

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2024		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China) ,Ltd	1,268.6	(27.4)	1,296.1
Mizuho Bank (USA)	441.2	(36.4)	477.7
PT. Bank Mizuho Indonesia	533.1	93.9	439.2

Note: The balances of loans of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2024 and 2023 are ¥12.1 billion and

¥49.9 billion, respectively.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2024		As of March 31, 2023
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	80.0	(3.2)	83.2
Hong Kong	1.0	0.3	0.6
Singapore	27.0	(7.4)	34.5
Thailand	2.8	0.6	2.1
Taiwan	26.2	4.7	21.4
India	0.0	(0.1)	0.1
South Korea	0.0	0.0	—
Indonesia	—	(0.8)	0.8
Philippines	0.0	(0.0)	0.0
China	0.1	0.0	0.1
Malaysia	—	—	—
Central and South America	40.7	24.6	16.1
Mexico	0.3	0.0	0.3
Brazile	—	(1.9)	1.9
North America	84.0	68.7	15.3
United States	84.0	68.7	15.3
Eastern Europe	8.1	(32.8)	41.0
Russia	8.1	(32.8)	41.0
Western Europe	37.1	5.1	32.0
United Kingdom	3.8	(0.1)	4.0
Netherlands	6.0	6.0	—
Germany	—	—	—
Ireland	—	—	—
Switzerland	1.9	1.9	—
France	5.0	5.0	—
Turkey	—	—	—
Italy	9.7	1.0	8.7
Other	7.9	(0.2)	8.2
Australia	7.8	7.8	—
Total	258.1	62.0	196.0

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2024		As of March 31, 2023
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	0.5	(0.3)	0.8
Mizuho Bank (USA)	—	—	—
PT. Bank Mizuho Indonesia	6.4	0.4	5.9

Note: The balances of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2024 and 2023 are ¥0.2 billion and ¥0.6 billion, respectively.

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Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2024 to March 31, 2029)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	4,098.6
Income before Income Taxes	2	4,054.4
Tax Adjustments *1	3	21.3
Taxable Income before Current Deductible Temporary Differences *[2]	4	4,075.7
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,247.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2024.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2019	378.5
Fiscal 2020	316.3
Fiscal 2021	360.3
Fiscal 2022	157.7
Fiscal 2023(estimate)	399.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2023 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2024	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	7	233.0	7.6	225.4
Impairment of Securities	8	90.9	(21.4)	112.4
Net Unrealized Losses on Other Securities	9	116.5	(9.2)	125.8
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	72.9	(20.8)	93.7
Net Deferred Hedge Losses	12	139.6	(26.6)	166.3
Tax Losses Carried Forward	13	16.4	7.9	8.4
Other	14	305.2	58.9	246.2

Total Deferred Tax Assets	15	974.7	(3.7)	978.4

Valuation Allowance	16	(193.8)	(57.8)	(136.0)

Sub-Total [ 15 + 16 ]	17	780.8	(61.5)	842.4

Amount related to Retirement Benefits Accounting	18	(102.8)	20.6	(123.5)
Net Unrealized Gains on Other Securities	19	(390.5)	(118.6)	(271.9)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(102.2)	(37.5)	(64.6)

Total Deferred Tax Liabilities	22	(595.6)	(135.5)	(460.1)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	185.1	(197.0)	382.2
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(293.7)	(139.2)	(154.5)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	139.6	(26.6)	166.3
Tax effects related to others	26	339.2	(31.1)	370.4

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2024 to March 31, 2029)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	159.9
Income before Income Taxes	2	253.1
Tax Adjustments (1)	3	(71.9)
Taxable Income before Current Deductible Temporary Differences (2)	4	181.1
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	55.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2024.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2019	31.7
Fiscal 2020	26.6
Fiscal 2021	33.2
Fiscal 2022	30.0
Fiscal 2023(estimate)	29.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2023 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2024	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	7	1.6	0.4	1.1
Impairment of Securities	8	3.3	(2.4)	5.7
Net Unrealized Losses on Other Securities	9	0.2	(0.1)	0.3
Reserve for Employee Retirement Benefits	10	—	(0.6)	0.6
Reserve for Loss of Transfer	11	—	—	—
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	19.0	0.5	18.4

Total Deferred Tax Assets	15	24.2	(2.1)	26.4

Valuation Allowance	16	(5.2)	2.2	(7.5)

Sub-Total [ 15 + 16 ]	17	18.9	0.0	18.9

Amount related to Retirement Benefits Accounting	18	(23.8)	(2.0)	(21.7)
Net Unrealized Gains on Other Securities	19	(27.3)	(10.1)	(17.2)
Net Deferred Hedge Gains	20	(2.9)	(0.8)	(2.0)
Other	21	(0.2)	0.1	(0.4)

Total Deferred Tax Liabilities	22	(54.3)	(12.9)	(41.4)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(35.4)	(12.8)	(22.5)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(27.4)	(10.1)	(17.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(2.9)	(0.8)	(2.0)
Tax effects related to others	26	(5.0)	(1.8)	(3.2)

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2024	Change	As of March 31, 2023
Deposits	125,564.8	6,381.9	119,182.8
Individual Deposits	48,990.2	907.5	48,082.7
Corporate Deposits	66,775.8	6,684.3	60,091.4
Financial/Government Institutions	9,798.7	(1,209.9)	11,008.6

Mizuho Bank

Deposits	122,934.6	6,531.8	116,402.8
Individual Deposits	48,244.5	936.0	47,308.5
Corporate Deposits	65,320.1	6,621.5	58,698.6
Financial/Government Institutions	9,369.8	(1,025.7)	10,395.6

Mizuho Trust & Banking

Deposits	2,630.1	(149.8)	2,780.0
Individual Deposits	745.6	(28.5)	774.2
Corporate Deposits	1,455.6	62.8	1,392.7
Financial/Government Institutions	428.8	(184.2)	613.0

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2024 (A)	As of March 31, 2023 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥70,442,184	¥63,079,031	¥7,363,153
Call Loans	779,066	1,812,740	(1,033,674)
Receivables under Resale Agreements	6,693,619	868,058	5,825,560
Guarantee Deposits Paid under Securities Borrowing Transactions	188,451	156,807	31,644
Other Debt Purchased	707,057	651,514	55,543
Trading Assets	7,027,086	5,422,696	1,604,390
Money Held in Trust	505	504	0
Securities	37,809,325	37,110,218	699,107
Loans and Bills Discounted	91,884,028	87,280,378	4,603,649
Foreign Exchange Assets	2,171,460	2,293,584	(122,123)
Derivatives other than for Trading	9,081,601	8,392,051	689,550
Other Assets	6,144,905	7,910,755	(1,765,849)
Tangible Fixed Assets	872,336	858,037	14,299
Intangible Fixed Assets	404,708	352,884	51,824
Prepaid Pension Cost	336,001	403,530	(67,528)
Deferred Tax Assets	185,189	382,227	(197,038)
Customers’ Liabilities for Acceptances and Guarantees	11,745,869	10,003,767	1,742,101
Reserves for Possible Losses on Loans	(755,930)	(701,652)	(54,278)

Total Assets	¥245,717,469	¥226,277,135	¥19,440,333

Liabilities
Deposits	¥154,407,832	¥145,157,919	¥9,249,912
Negotiable Certificates of Deposit	11,250,486	13,272,253	(2,021,766)
Call Money	1,009,589	1,229,224	(219,634)
Payables under Repurchase Agreements	22,254,496	14,106,366	8,148,129
Guarantee Deposits Received under Securities Lending Transactions	38,776	93,216	(54,439)
Commercial Paper	1,165,988	1,782,111	(616,123)
Trading Liabilities	5,958,376	4,574,447	1,383,929
Borrowed Money	14,124,762	12,507,802	1,616,959
Foreign Exchange Liabilities	1,181,438	889,189	292,249
Bonds and Notes	641,904	585,861	56,043
Derivatives other than for Trading	10,309,625	8,976,741	1,332,884
Other Liabilities	4,596,842	6,320,855	(1,724,012)
Reserve for Bonus Payments	38,758	26,406	12,351
Reserve for Variable Compensation	801	757	44
Reserve for Possible Losses on Sales of Loans	8,645	15,049	(6,403)
Reserve for Contingencies	4,105	4,781	(675)
Reserve for Reimbursement of Deposits	9,871	12,980	(3,109)
Reserve for Reimbursement of Debentures	25,125	7,798	17,327
Deferred Tax Liabilities for Revaluation Reserve for Land	57,583	58,711	(1,127)
Acceptances and Guarantees	11,745,869	10,003,767	1,742,101

Total Liabilities	238,830,880	219,626,240	19,204,640

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,615,322	2,757,032	(141,710)
Appropriated Reserve	524,533	421,264	103,269
Other Retained Earnings	2,090,788	2,335,768	(244,980)
Retained Earnings Brought Forward	2,090,788	2,335,768	(244,980)

Total Shareholders’ Equity	6,278,779	6,420,490	(141,710)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	791,974	468,873	323,100
Net Deferred Hedge Gains (Losses), net of Taxes	(311,045)	(367,790)	56,745
Revaluation Reserve for Land, net of Taxes	126,879	129,321	(2,441)

Total Valuation and Translation Adjustments	607,808	230,404	377,404

Total Net Assets	6,886,588	6,650,894	235,693

Total Liabilities and Net Assets	¥245,717,469	¥226,277,135	¥19,440,333

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2024 (A)	For the fiscal year ended March 31, 2023 (B)	Change (A) - (B)
Ordinary Income	¥6,109,353	¥3,665,159	¥2,444,194
Interest Income	4,752,437	2,657,640	2,094,796
Interest on Loans and Bills Discounted	2,578,759	1,614,231	964,528
Interest and Dividends on Securities	642,076	371,369	270,707
Fee and Commission Income	661,142	589,189	71,953
Trading Income	144,357	6,350	138,006
Other Operating Income	199,502	264,425	(64,923)
Other Ordinary Income	351,914	147,553	204,360

Ordinary Expenses	5,563,753	3,105,989	2,457,764
Interest Expenses	3,885,086	1,786,742	2,098,344
Interest on Deposits	1,671,900	804,311	867,589
Fee and Commission Expenses	216,408	177,952	38,455
Trading Expenses	717	361	356
Other Operating Expenses	141,186	231,355	(90,169)
General and Administrative Expenses	825,649	742,375	83,273
Other Ordinary Expenses	494,704	167,201	327,503

Ordinary Profits	545,600	559,170	(13,569)

Extraordinary Gains	56,424	48,003	8,420

Extraordinary Losses	13,714	19,061	(5,346)

Income before Income Taxes	588,309	588,112	197
Income Taxes:
Current	189,701	115,972	73,729
Refund of Income Taxes	(3,593)	(9,680)	6,086
Deferred	30,004	85,659	(55,654)

Net Income	¥372,197	¥396,161	¥(23,964)

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